Mail Stop 4561

      October 10, 2007


Keith F. Atkinson
c/o Teachers Insurance and Annuity Association of America
8500 Andrew Carnegie Blvd.
Charlotte, NC  28262

Re:	TIAA-CREF U.S. Real Estate Fund I, L.P.
	Amendment No. 1 to Registration Statement on Form S-11
      Filed September 4, 2007
      Registration No. 333-141315

Dear Mr. Atkinson:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Prospectus Cover

1. Please limit the cover to one page. To that effect, please consider removing the paragraph related to your use of subsidiaries, eliminating the duplicative references to affiliate purchases not counting towards the minimum and the termination date of the offering and presenting the summary risk factors in column format.
2. Please revise the second bullet point to disclose that you are a blind pool.

3. Please revise the penultimate bullet point to briefly describe the conflicting relationship between you and your Asset Manager and that the management agreement, including fees, was not the result of arm`s length negotiations. Similarly, please revise the disclosure in the
"Conflicts of Interest" section of the summary on page 19 to describe the conflicting relationship and the conflicts related to the management agreement.

Compensation of the Asset Manager and its Affiliates, page 16

4. Please clarify whether the estimated acquisition fees include the
$50 million TIAA contribution.

Risk Factors

Following the offering period, the value of your units may be uncertain..., page 29
5. We note your disclosure that you intend to conduct property appraisals for purposes of "deriving the estimated value of units."
Please revise to explain that the valuations will be used to determine the asset management fee payable to the Asset Manager and how the valuation will otherwise effect investors.

Estimated Use of Proceeds, page 44

6. Please revise footnote 6 to disclose the purpose of the reserves.

Prior Performance, page 62

7. The variable annuity account and core fund appear to be "programs" for purposes of Industry Guide 5. Accordingly, please include the prior performance tables described in Industry Guide 5. To the extent you believe a particular table is not appropriate, please provide us your analysis.

8. Please disclose whether the core fund conducts offers and redemptions of units at NAV and whether the core fund has a finite life.

9. Please disclose the fee structure of the core fund.

10. Please provide a more detailed explanation of how columns 3 and 4
of the Return and Unit Value History table are calculated.

11. Please expand your disclosure of the Account`s real estate investments to reflect the geographic diversification of the portfolio.

12. Please provide disclosure regarding the core fund that addresses all relevant items contained in Item 8.A.1 of Industry Guide 5.

Management, page 67

13. We note your response to comment 32. Please expand the first paragraph to reflect the substance of your response regarding the obligations of the general partner and asset manager. We note that the general partner will have responsibility for all activities and operations. Please disclose the substantive obligations, if any, of
Messrs. Evans and MacFarlane in their capacity as your principal executive officer and principal financial officer, respectively.

TIAA, page 73

14. Please provide us a copy of the cited Pension & Investments study.

Note 2 - Significant Accounting Policies, page 143

15. Please tell us whether you have considered the impact that SOP 07-1 will have on your financial statements.

Note 3 - Related Party Transactions, page 154

16. You disclose that organizational costs can be paid directly by the Fund or may be reimbursed by the Fund to the General Partner, Asset Manager, or their affiliates. Please tell us and disclose if the reimbursement of these costs by the Fund is contingent on the completion of this offering. Furthermore, please revise to include your accounting policy for organization expenses and offering costs.
Note that your financial statements should reflect all the costs of doing business. Refer to SAB 1.B.1 and SAB 5D. If any material amounts were incurred subsequent to the balance sheet date, this information should at a minimum be disclosed as a subsequent event.

Table VI

17. Please revise the introduction to clarify which programs are included in this table.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jessica Barberich, Staff Accountant at 202-
551-
3782 or Dan Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3495 with any other questions.

      Sincerely,



Elaine Wolff
Branch Chief

cc:	Dennis M. Quinn, Esq. (via facsimile)
Keith F. Atkinson
c/o Teachers Insurance and Annuity Association of America
October 10, 2007
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